From: McLean, Deborah
Sent: Wednesday, March 23, 2016 6:40 PM
To: kennedymi@sec.gov
Cc: Mike German; Tanck, Eric
Subject: Corning Natural Gas Holding Corporation Registration Statement on Form S-1 Amendment No. 2, File No. 333-208943

Mr. Kennedy,

As we have discussed, we are working to revise the Corning Natural Gas Holding Corporation Registration Statement on Form S-1 Amendment No. 2, File No. 333-208943 (“Registration Statement”) to address the comments in the letter of the Staff, dated March 22, 2016, with respect to. This message is to informally present our proposal to you.

Current State

It is not possible for Corning Natural Gas Holding Corporation (CNGHC) to determine currently what number of shares of Series A Cumulative Preferred Stock and Series B Convertible Preferred Stock, if any, its shareholders will elect to purchase upon exercise of their subscription rights.  Because the NYS Department of State frequently takes a week or two (or more) to review a filing of a certificate of amendment to the certificate of incorporation affecting capital stock, including designations for previously established blank check preferred, and often requires changes in the form, I recommended that we not wait to file the certificate of designations at the end of the subscription period.  If we did, we might have a long gap between when the subscriptions were submitted and the shares issued.  Accordingly, we filed a certificate of amendment to the certificate of incorporation of CNGHC with the designations for the two series of preferred stock and allocating 200,000 shares of Series A and 300,000 shares of Series B. A fairly simple amendment to the certificate of incorporation under Section 502(c) of the New York Business Corporation Law could be filed to change the number of shares authorized in each series to reflect the actual allocation of the subscription rights exercised. The Registration Statement was initially drafted to register the maximum number of shares of each series that could be subscribed for if every shareholder exercised his rights to purchase only one series of the Preferred Stock.

Proposal

1. CNGHC will file now an amendment to its certificate of incorporation to change the allocation of the Preferred Stock between Series A and Series B to reflect more closely to its expectations with respect to the shareholders’ exercise of the subscription rights.  The amendment will result in 140,000 shares of Series A Cumulative Preferred Stock and 360,000 shares of Series B Convertible Preferred Stock being authorized.

2. CNGHC will amend the Registration Statement to register the 140,000 shares of Series A Cumulative Preferred Stock and 360,000 shares of Series B Convertible Preferred Stock

3.  CNGHC will further amend the Registration Statement to provide that if shareholders exercise their basic subscription right to purchase more than the authorized number of shares of either Series of Preferred Stock, that Series of Preferred Stock will be allocated to the subscribers pro rata.

The following is a draft of the proposed revision to the fee table and first two paragraphs of the cover or the prospectus.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Subscription Rights to Purchase Shares of 6% Series A Cumulative Preferred Stock or Shares of Series B Convertible Preferred Stock	(1)	$0.00	$0.00	$0.00 (2)
6% Series A Cumulative Preferred Stock, par value $0.01 per share	140,000 shares (1)	$25.00	$3,500,000	$352.45
Series B Convertible Preferred Stock, par value $0.01 per share	360,000 shares(1)	$20.75	$7,470,000	$752.23
Common Stock, par value $0.01 per share, issuable upon conversion of Series B Convertible Preferred Stock	300,000 shares (1) (4)	(1)	(1)	(1)
			$10,970,000 (3)	$1,104.68 (5)

  This registration statement covers the number of subscription rights required to distribute one subscription right for each share of the registrant’s common stock outstanding on the record date for the subscription rights distribution; the shares of preferred stock which may be purchased upon exercise of such subscription rights, consisting of 140,000 shares of 6% Series A Cumulative Preferred Stock, par value $0.01 per share and 360,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share.  In addition, the securities being registered hereunder include 360,000 shares of common stock which will be issuable upon conversion of the Series B Convertible Preferred Stock and, pursuant to Rule 416 under the Securities Act of 1933, as amended, an indeterminate number of shares of common stock as may be issued pursuant to the antidilution provisions thereof, including as a result of stock splits, stock dividends or other similar transactions.  If either Series of Preferred Stock is oversubscribed, all shareholders subscribing for the oversubscribed Series will be entitled to purchase their pro rata share of the authorized shares.
  The Subscription Rights are being issued as a dividend to existing shareholders for no consideration. Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, no separate registration fee is payable.
  Calculated pursuant to Rule 457(o) under the Securities Act.
  Shares of the registrant’s common stock will be issued, if at all, on conversion of the registrant’s Series B Convertible Preferred Stock and no separate registration fee is due, pursuant to Rule 457(i).

  Of this amount, $860.19 was paid upon the initial filing of this Registration Statement on Form S-1 on January 11, 2016 and the remaining $244.49 is paid herewith.

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED MARCH __, 2016

CORNING NATURAL GAS HOLDING CORPORATION

_______ NON-TRANSFERABLE SUBSCRIPTION RIGHTS

(EXPIRING __________, 2016, UNLESS EXTENDED)

TO PURCHASE

UP TO 140,000 SHARES OF 6% SERIES A CUMULATIVE PREFERRED STOCK

OR

UP TO 360,000 SHARES OF 4.8% SERIES B CONVERTIBLE PREFERRED STOCK

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES B CONVERTIBLE PREFERRED STOCK

On December 16, 2015, the Board of Directors of Corning Natural Gas Holding Corporation (the “Holding Company”, and together with its subsidiaries, the “Company,” “we” or “us”) declared a dividend of one subscription right for each share of common stock outstanding as of the record date of _________, 2016. Each non-transferable subscription right entitles the holder to purchase either: (i) one-eighth share of our 6% Series A Cumulative Preferred Stock, par value $0.01 per share, for $25.00 per share (“Series A Cumulative Stock”), or (ii) one-sixth share of our 4.8% Series B Convertible Preferred Stock, par value $0.01 per share, for $20.75 per share, each of which is convertible in accordance with its terms into one share of our common stock, subject to adjustment (“Series B Convertible Stock”; and, together with the Series A Cumulative Stock, the “Preferred Stock”). Each subscription right must be exercised, if at all, prior to ___, 2016.

The subscription rights will be issued as book entry securities on _____, 2016 and will expire on ________, 2016 if not exercised prior to that date. Based on the _________ shares of our common stock outstanding as of the ________, 2016 record date, we will issue 2,469,871 subscription rights.  We currently have authorized, by amendment to our Certificate of Incorporation, 140,000 shares of our Series A Cumulative Preferred Stock and 360,000 shares of our Series B Convertible Preferred Stock.  If shareholders exercise their rights to subscribe for shares of our Series A Cumulative Stock in excess of the 140,000 shares currently authorized, we will allocate the authorized shares pro rata among all shareholders subscribing for the Series A Cumulative Stock.  If shareholders exercise their rights to purchase our Series B Convertible Stock in excess of the 360,000 shares, we will allocate the authorized shares pro rata among the subscribing shareholders.  The number of shares of common stock issuable upon conversion of each shares of Series B Convertible Stock is subject to adjustment under certain circumstances.  We cannot predict the extent to which our shareholders will exercise their subscription rights, which are non-transferable, nor whether the shareholders who exercise the subscription rights will elect to purchase Series A Cumulative Stock or Series B Convertible Stock.  Because we have no commitments from shareholders to exercise their subscription rights, it is possible we will not receive any proceeds from this offering.

I would be happy to discuss this proposal with you at your earliest convenience.

Regards,

Deborah

Deborah J. McLean
Partner
dmclean@nixonpeabody.com
T 585-263-1307 | C 585-281-6636 | F 866-947-0724
Nixon Peabody LLP | 1300 Clinton Square | Rochester, NY 14604-1792
nixonpeabody.com | @NixonPeabodyLLP